

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Desmond Wheatley
Chief Executive Officer
Beam Global
5660 Eastgate Drive
San Diego, CA 92121

      Re: Beam Global
          Registration Statement on Form S-1
          Filed September 16, 2022
          File No. 333-267485

Dear Mr. Wheatley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Jeffrey B. Pietsch, Esq.